SHEARMAN & STERLING

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX (33) 01 53 89 70 70

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIN
MENLO PARK
[redacted]
D.C.

03007385

February 18, 2003

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED SUPPL
MAR 19 2003
THOMSON FINANCIAL

RECD S.E.C.
FEB 19 2003
1086

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find a press release dated February 6, 2003, announcing AGF's premium income from insurance.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Lee D. Neumann

Lee D. Neumann

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

dlw 3/18

Paris, 6 February 2003

PRESS RELEASE

AGFs premium income from insurance held steady (+0.2% on a comparable basis) in 2002 at 15.4 billion euros.*

Total Group activity resisted well at 17.1 billion euros (-0.3% on a comparable basis).

Highlights

- **Overall activity in 2002 was affected by:**
  - **The divestment of AGF MAT in late 2001 (-884 mn euros)**
  - **The decline of South American currencies (-600 mn euro effect in terms of foreign exchange)**
  - **The underwriting of two major group life policies in 2001 (-650 mn euros)**

- **Property and Casualty Insurance: +10.7% on a comparable basis**
  - **Rate increases kept fuelling the organic growth of activities throughout 2002 both in France and abroad.**

- **Life and Health in Insurance: -0.7%** excluding two exceptional major group policies (416 mn euros in France and 233 mn euros in Spain); -8.9% on a comparable basis.**

- **Mondial Assistance continued to grow (+14.9% on a comparable basis).**

- **Subsequently to the consolidation of Hermes, Euler Hermes posted a 24.3% rise in premium income in 2002.**

* *On a comparable basis: at constant foreign exchange and proforma (premium income at 31.12.02 was based on foreign exchange rates at 31.12.01, and proforma compared premium income at 31.12.02 to that at 31.12.01 using the 2002 scope of consolidation).*

** based on changes on a comparable basis

Consolidated premium income at 31.12.2002

In millions of euros	31.12.2002	31.12.01	Change 02/01 in actual prem. inc.	Change proforma and at cst. for. exch.
LIFE AND HEALTH	**6 947.6**	**7 830.3**	**-11.3%**	**-8.9%**
France	5 118,9	5 626.8	-9.0%	-9.0%
Outside France	1 828,7	2 203.5	-17.0%	-8.7%
PROPERTY AND CASUALTY	**6 584.3**	**7 208.4**	**-8.7%**	**10.7%**
France	3 910,7	4 431.8	-11.8%	10.2%
Outside France	2 673,6	2 776.6	-3.7%	11.4%
Assistance	**489.1**	**444.2**	**10.1%**	**14.9%**
Credit insurance	**1 410.6**	**1 134.6**	**24.3%**	**-0.4%**
Consolidated premium income from insurance	**15 431.5**	**16 617.5**	**-7.1%**	**0.2%**
Other activities	**39.1**	**34.0**	**15.0%**	**16.0%**
Banking & finance	**1 650.5**	**1 812.3**	**-8.9%**	**-5.3%**
Total activity	**17 121.1**	**18 463.8**	**-7.3%**	**-0.3%**

Notes:

a. *Premium income from life and health, excluding individual life and group insurance, included all health premium income, i.e., all individual and group bodily damage.*
b. *Subsequently to the divestment of AGF MAT at 31.12.01, the proforma change in premium income at 31.12.01 was – 884.2 mn euros.*
c. *Subsequently to the acquisition of Hermes in early 2002, the consolidation became effective at 1 July2002: the proforma change in premium income at 31.12.01 was 327.1 mn euros.*
d. *The devaluation of South American currencies since 31.12.01 had an impact of –599.1 mn euros in consolidated premium income, compared with constant foreign exchange rates.*
e. *Since the beginning of fiscal year 2002, asset management services have been booked with banking activities.*
f. *Premium income at 31.12.01 has been revised (see page 13).*

HIGHLIGHTS OF THE 4th QUARTER

Activities in the 4h quarter of 2002 moved in line with trends observed in the first nine months, excepting life, which was negatively impacted by an unfavourable base of comparison due to two single payments on group policies in late 2001 that amounted to nearly 650 mn euros (nearly 8% of the total for 2001). **Restated for the impact of these policies, the change* in consolidated Group premium income was similar to that posted for the first three quarters, with growth of +3.6: Group premium income from insurance rose 4.5%, that of life and health held to -0.7%, and property and casualty rose 10.7%.**

* based on changes on a comparable basis

I LIFE AND HEALTH INSURANCE: Premium income steady (-0.7%*), excluding two major exceptional group policies (down 8.9% on a comparable basis)

AGFs consolidated premium income from life and health insurance (Life, Health, Personal and Family Protection, both individual and group) stood at **6 947 mn euros**.

4th quarter activities were hurt by an unfavourable comparison base due to two single payments made on group policies in late 2001. In France, a major policy showed a payment of nearly 416 mn euros in the 4th quarter of 2001, whereas in Spain an end-of-career annuity policy was signed in December of 2001 for nearly 233 mn euros (AGF share). **Restated for the impact of these group policies, life and health held steady (-0.7%*).** Including these two policies, business retreated 8.9% from 2001 on a comparable basis.

Life and health amounted to **45% of premium income** from AGF Group insurance businesses, compared with 47 % at 31.12.01.

I.1 FRANCE: Premium income sheds 1.8%*, excluding an exceptional policy

Consolidated premium income from life and health insurance totalled **5 119 mn euros, a 9.0% drop** from 31.12.01. **Restated for the impact of an exceptional group policy, life and health was down a slight 1.8% in performance that approximated trends in the domestic market.**

2002 turned out to be difficult in terms of individual life because AGF networks faced the continuing decline of financial markets, which weighed heavily on the savings habits of French households. However, dynamic growth in health and the strong performance of group life (absent the exceptional policy) facilitated the growth of life and health insurance.

The distribution and evolution of life and health activity in France was as follows:

in millions of euros	31.12.02	31.12.01	Change
Individual life	3 028.3	3 295.6	-8.1%
Dedicated sale forces	1 951.4	2 088.0	-6.5%
General agents	632.7	656.4	-3.6%
Brokerage	186.0	173.8	+7.0%
Partnerships	176.0	253.5	-30.6%
W Finance	80.4	118.4	-32.1%
Other	1.8	5.5	n.a.
Group life	979.4	1 325.5	-26.1%
Total Life	**4 007.7**	**4 621.1**	**-13.3%**
Health & Individual bodily damages	509.9	448.0	+13.8%
Health & Group bodily damages	601.3	557.7	+7.8%
Total Health & Bodily Damages	**1 111.2**	**1 005.7**	**+10.5%**
Total Life and Health	**5 118.9**	**5 626.8**	**-9.0%**

* based on changes on a comparable basis

I.1.1 <u>Individual life</u>: premium income for 2002 stood at 3 028 mn euros, a drop of 8.1% from 2001

Dedicated sale forces (64% of individual life)

In the difficult business enviroment that the networks had to face in 2002, **premium income dropped 6.5% to 1 951 mn euros**. The stagnation of 4th quarter business was mainly attributable to slower growth in payments on euro-denominated products (+4%), although they continue to interest customers. But these favourable changes were not enough to check the precipitous drop on payments on unit-linked products (-46%). Personal and family protection continued to be on the right track with growth of nearly 6.5%.

Overall receipts from savings (the sale of life insurance and financial products) flagged slightly during the 4th quarter, although the retreat was held to **3 375 mn euros, or -7.4%.**

Brokerage (6% of individual life)

Although brokers and investment managers, like all savings market players, took the brunt of deteriorating financial markets in 2002, life premium income from business referral networks rose **7% to 186 mn euros**. This rise is to be creditted mainly to the Gaipare offer. The association benefited from high public recognition and a positive image with investment managers. As the public general sought financial security, the receipts on all Gaipre products rose nearly 30%.

General agents (21% of individual life)

In 2002, the general agents posted encouraging like insurance revenues, which amounted to **633 mn euros, a drop that was held to 3.6 %** from the end of December 2001. The year closed with a **good last quarter** (+8% / 4th quarter 2001), with a noteworthy +19% in December, which benefited from another marketing campaign for a structured fund (with guaranteed capital), AGF Biplus II, which generated nearly 20 mn euros. This offer refuelled payments on the Tellus unit-linked product, which produced revenues of 386 MEuros (+19% from 2001).

Life partnerships (Arcalis + CGP2) (6% of individual life)

With premium income of **176 mn euros** at the end of December **2002**, life partnerships were **down 31% from 2001**. This retreat was due to lower proceeds from "high end" (-62%), and "major account" (-29%) segments. Direct Marketing (6 mn euros) rose, while the performance of e-business continued to be disappointing with 11.5 mn euros.

Coparc (W Finance dedicated sales force, 3% of individual life)

The premium income of **Coparc** posted **a drop of 32.1%** from the end of December 2001 **to 80 mn euros**. Insurance business was penalised mainly by a delay in the marketing of new structured products. At 196 mn euros, the sales of financial products by the W Finance network were more robust, posting a modest drop of 3% from 2001.

I.1.2 <u>Group insurance</u>:

The life activities of AGF Collectives retreated an ostensible 26.1% to 979.4 mn euros, due to a major exceptional policy booked in late 2001. **Absent this single payment, premium income rose**

7.7%. This positive orientation of business extended the trends observed over the first nine months, which were marked by the growth of group retirement, mainly in respect of end-of career annuity policies.

Group health and bodily damages also rose significantly, by **+7.8% to 601.3 mn euros**, owing to robust new business, which was sustained by the success of new products.

I.1.3 Individual health and bodily damages:

Consolidated premium income for Group **individual health and bodily damages** amounted to **509.9 mn euros, in sustained growth of +13.8% from 2001**. **Individual health** alone **grew 8% to 392 mn euros**. This growth was mainly fuelled by the strong development of new business, up more than 40%, which was accompanied by rate revisions that have averaged 3.8% since 1 May 2002.

The health premium income of Assurances Fédérales continued to expand at nearly 27% to 29.6 mn euros, due to the continuing interest of customers in personal accident coverage.

I.2 OUTSIDE FRANCE: Premium income rose 2.1%*, absent an exceptional policy in Spain

Outside France, the **premium income from health and life insurance stood at 1 829 mn euros. Excluding the impact of an exceptional policy in Spain,** which gave rise to a single payment of 233 mn euros in Spain in late 2001, **life and health activities posted a rise of more than 2% on a comparable basis;** with this policy, they retreated 8.7% on a comparable basis.

I.2.1 Europe outside France: +3.6%* excluding an exceptional policy in Spain (-11.1% on a comparable basis to 1 463 MEuros)

In **Belgium**, premium income from life and health **held its drop to 4.3%** and stood at **496.4 mn euros**. The strong performance of euro-denominated supports (+2.6%) along with the robust growth of capital accumulation products (+11.9%) were affected by the sharp drop in payment for unit-linked products (-32%). Health activity stayed relatively stable.

In **the Netherlands,** premium income for life and health rose **4.4% to 616.2 mn euros.** The slight deterioration of life business, which had been evident since 2001 owing to nex tax legislation that reduced the advantages of life insurance, was more than offset by the growth of business in Luxembourg.

In **Spain**, premium income from life and health ostensibly dropped **38.4% to 298.5 mn euros** (AGF share). **Restated for the impact of an exceptional policy in late 2001, the change amounted to a strong 18.5%**. This very strong performance was spurred by the continuing growth of traditional life business, which has remained positive despite lower new business in unit-linked policies.

* based on changes on a comparable basis

I.2.2 South America: -2.9% on a comparable basis to 269 mn euros

2002 saw all South American currencies sharply devalued against the euro. This phenomenon picked up pace in the 4th quarter, giving rise to a large drop in premium income in South America in the consolidated financial statements at 31.12.02, but without compromising the positive direction taken by local business in local currencies. For example, the local currency devaluations where the AGF Group is present were as follows:

	1 € =		Impact
	Dec-01	Dec-02	
Argentina (ARS)	1.410	3.568	-60.5%
Brazil (BRL)	1.967	3.689	-46.7%
Chile (CLP)	584.8	716.7	-18.4%
Colombia (COP)	2 015.6	2 910.1	-30.7%
Venezuela (VEB)	664.9	1 396.6	-52.4%

Given foreign currency change, premium income dropped nearly –41% (- 175 mn euros).

In **Brazil**, life and health insurance rose **13.3%** at constant foreign exchange to **112 mn euros**, owing to the continuing growth of health activities (+11%), robust growth in unit-linked life products (+40%), and the rise of group life activities.

In **Chile,** life and health pulled back **29.8%** on a constant structure basis to **35 mn euros** due to lower business in life annuities.

In **Colombia**, the drop in life and health limited its drop to **16.8%** at comparable foreign exchange to **100 mn euros** owing to a renewed offer in capital accumulation products that offset the moratorium on underwriting new workmens' compensation business due to more selective underwriting.

In **Venezuela**, where business in this area is limited to health, strong growth continued in 2002 with a rise of **36.9% to 20 mn euros,** at constant foreign exchange, owing mainly to the sharp expansion of new business.

In **Argentina**, with the economic problems that plagued the entire country, premium income stood at 1.5 mn euros at 31.12.02 against 6 mn at 31.12.01.

I.2.3 Other countries: +2.8% on a comparable basis to 149 mn euros

This rise owed mainly to the strong resistance of AGF Outre-Mer, which was accompanied by growth in Africa, Egypt and Lebanon.

II PROPERTY AND CASUALTY INSURANCE : Sharp rise in premium income, +10.7% on a comparable basis.

The **consolidated premium income of property and casualty insurance rose 10.7%** on a comparable basis **to 6 584 mn euros**, owing to a policy of rate increases that was implemented throughout the year and the intrinsic growth of the portfolio.

Property and casualty insurance amounted to nearly **42.6% of Group premium income from insurance**, compared with 43.4% in 2001. Most of the change between real and constant basis premium income was due to **the divestment of AGF MAT (negative impact of 884 mn euros),** and the **devaluation of South American currencies (negative impact of 400 mn euros).**

II.1 FRANCE: Rise of +10.2% excluding the divestment of AGF MAT

With the divestment of AGF MAT in late 2001, the premium income of property and casualty in France dropped an ostensible 11.8% at 31.12.02 from the end of December 2001. The actual change was on the right track, in a continuation of the trend observed throughout the year with encouraging regularity in terms of the progressive acceptance of rate changes that were applied to all portfolios.

Non-life business in France was distributed as follows:

in millions of euros	**31.12.02**	**31.12.01**	**Ch. in actual prem. inc. 02/01**	**Ch. proforma and at cst. for. exch.**
General agents	2 092.0	1 961.7	6.6%	6.2%
Non-life brokerage	1 592.3	2 222.7	-28.4%	19.6%
Non-life group insurance	178.5	180.5	-1.1%	-1.1%
Bancassurance (Ass. Fédérales)	52.1	46.8	11.3%	11.3%
New business (Calypso)	15.0	12.1	24.0%	24.0%
Other	-19.2	8.0	n.s.	n.a.
Total Property and Casualty	**3 910.7**	**4 431.8**	**-11.8%**	**10.2%**

II.1.1 General agents: premium income up 6.6%

At the end of December, premium income had held to the trend that had been steadily observed since the 2nd quarter, with a rise of **6.6% to 2 092 mn euros**. This growth was mainly sustained by the progressive application of rate increases to new business and existing policies as they were renewed, with the number of customers holding steady.

In **individual and professional risk**, activity rose nearly **3%** including rate changes averaging close to 5%, both in auto and other non-life. A steady progression on the order of 1% in the auto portfolio offset the continuing modest erosion in the non-life portfolio.

In **commercial non-life**, the rise amounted to **20%** owing to market share gains and a high rate of acceptance of rate increases.

II.1.2 Non-life brokerage: premium income up 19.6% excluding the divestment of AGF MAT

Premium income rose **19.6%** on a comparable basis (excluding the impact of the AGF MAT divestment) to **1 592 mn euros**.

Major accounts rose nearly 33% due to rate hikes and the strong expansion of the space market (+62%). **Corporate and professional** business rose about 9% owing to the expansion of new business in civil liability and agressive rate hikes. The premium income of **Fleets and Affinity Groups** at AGF La Lilloise pulled back a slight 4% due to more selective underwriting, whereas premium income from **Individual brokerage** rose nearly 9%.

II.1.3 New distribution channels

Bancassurance: strong growth continues

Assurances Fédérales IARD posted premium income from individual risk up **11.3%** to **52.1 mn euros**, which showed additional growth over the first nine months of ths year. Year-end marking initiatives helped offset lower first-half growth (+7.5% at 30.06.02).

Other partnerships :

Premium income from new business at the end of December 2002, comprised mainly of the 3Suisses partnership (Calypso), amounted to 15 mn euros. Auto insurance for the most part sustained this growth.

II.2 OUTSIDE FRANCE: +11.4% on a comparable basis

Outside France, **premium income from property and casualty insurance rose 11.4% on a comparable basis to 2 674 mn euros.**

II.2.1 Europe outside France : +12.2% on a comparable basis to 1 982 mn euros

In **Belgium**, property and casualty insurance retreated **8.3% to 320 mn euros**. Very selective underwriting implemented since 2001 gave rise to a true portfolio clean-up. The impact was relatively pronounced in individual risk, mainly in auto, while the continuing sustained rise in major risk attenuated the drop in premium income.

In the **Netherlands**, property and casualty continued to grow in 2002, by **18.5% to 913 mn euros** owing to the steady application of major rate increases throught the year in auto and non-life, as well as the increase in coinsurance acceptances.

In **Spain,** property and casualty continued to grow vigorously, posting a rise of **16.3% to 721 mn euros** (AGF share), which was sustained by ongoing growth in auto insurance, buoyed by rate hikes and new business.

II.2.2 <u>South America:</u> +9.9% on a comparable basis to 523 mn euros / -38% with foreign exchange

Counting foreign exchange, the change in premium income stood at –38% owing to the major devaluation in currencies of all countries against the euro (negative impact of 400 mn euros).

In **Brazil**, the growth of premium income from property and casualty stood at **13.4%** on a constant foreign exchange basis or **229 MEuros, a constant improvement since the 1st quarter (+10.1% over the first nine months)**. The auto branch was buoyed by marketing actions and the 12% rise in the renewal rate throught the year. Transport and manufacturing risk also rose sharply owing to the growth of new business.

In **Chile**, the premium income of property and casualty **dropped 7.8%** at constant foreign exchange to **55 mn euros, in a recovery over the first nine months (-10%).** This change was mainly due to portfolio clean-up initiatives. The 4th quarter improvement owed to the application of major rate hikes in non-life and auto, along with portfolio erosion to a lesser degree.

In **Colombia**, the premium income of property and casualty insurance **dropped 3.5%** at constant foreign exchange to **140 mn euros**. This change was mainly due to the deliberate slow-down in major risk that was not completely offset by the dynamism of individual insurance (Auto +6.8%).

In **Venezuela**, non-life business continued to rise a sharp **43.5%** at constant foreign exchange to **63 mn euros in line with the change over the first nine months of the year (+44.4%).** Auto and manufacturing risk posted a rise of about 50%.

In **Argentina**, non-life generated 37 mn euros at the end of December 2002, compared with 88 mn euros at 31.12.01: **the length of policies was maintained at between 1 and 4 months** and a strategy of successive rate increases and a reduction in the insured base in auto was implemented.

II.2.3 <u>Other countries:</u> +9.6% on a comparable basis to 197 mn euros

This rise owed mainly to rate increases in overseas departments and territories and the positive direction taken by property and casualty insurance in Lebanon.

III ASSISTANCE

Despite a travel industry that continued to be soft and a sluggish economy, Mondial Assistance confirmed its strength with premium income growth of **14.9% to 492 MEuros** (AGF share).

This growth was seen in traditional European markets, particularly in France, Great Britain and Mediterranean countries, despite a degree of market saturation by traditional assistance and travel insurance products. In the United States, Canada and the Asia Pacific basin, the significant rise in premium income confirmed the strategic choices made by the group in terms of development in these regions. And lastly, the policy of development of international policies in travel insurance and vehicular insurance and e-commerce strengthened the growth of local group entities.

IV CREDIT INSURANCE

The **premium income** of credit insurance generated by the subsidiaries of **Euler Hermes** stood at **1 411 mn euros, up 24.3%** subsequently to the Hermès consolidation at 1 July 2002. It did not include premium income in factoring, which was consolidated with net banking income (117 mn euros). On a comparable basis, activity held virtually steady (-0.4%).

Worldwide economic problems continued to weigh on policyholder activities, while the Group suffered from unfavourable exchange rates with the pound sterling and the dollar. Moreover, Euler Hermes continued to implement a selective underwriting policy, which led to the shedding of the most sensitive risks and a review of the level of coverage of certain customers, while increasing premium rates. This selectivity hurt business production but facilitated the pursuit of better technical margins.

The distribution of activity by subsidiaries was as follows:

in millions of euros	**31.12.02**	**31.12.01**	**Ch. in real prem. inc. 02/01**	**Ch. proforma and at cst. for. exch.**
Euler-SFAC	355.7	351.6	1.2%	1.2%
Trade Indemnity + Euler Intern.	255.7	307.5	-16.8%	-11.0%
ACI	141.1	174.5	-19.1%	-3.8%
Cobac	99.7	96.3	3.5%	3.5%
SIAC	208.5	204.7	1.9%	1.9%
Hermès	349.9	0.0	na	7.0%
Total credit insurance	**1 410.6**	**1 134.6**	**24.3%**	**-0.4%**

V BANKING AND FINANCIAL ACTIVITY: The growth of the activities offsets the impact of the drop in interest rates (down 5.3% on a comparable basis)

Asset management posted pronounced growth of 6.1% in premium income to 140 mn euros (132 mn euros at 31.12.01), sustained by the successful consolidation of Dresdner RCM, and the success of of revenues from managed assets for third parties (more than 800 mn euros of receipts, excluding monetary products for institutional customers and 700 mn euros in consulting assignments). Many tender offers were won in all categories of assets, both with institutions for all their investments as well as corporations, notably in collaboration with AGF Collectives.

The premium inccome of **banking activity**, in and outside France, totalled **1 493 mn euros,** down 10.3% (1 664 MEuros at 31.12.01). **This change stemmed mainly from the sale of Brazilian banking activities and lower interest rates (-86 MEuros)**, which negatively impacted financing commissions in factoring, but also the interest rate products of Entenial, the amounts of which were mainly composed of floating rate loans. However, **Entenial net banking income** grew significantly in a property market that stayed robust: in **2002, new loan business rose 26.5%**; in individual financing, which accounted for 82% of Entenial's outstanding loans at the end of 2002, new business posted very high growth of 34.7%. At the end of December 2002, **the net banking income of Banque AGF was up 15.7% to 277 mn euros**, and the total number of customers exceeded 260 000, or **nearly 35 000 new customers over the year.**

The premium income of **other financial activities stood at 18 mn euros**, a rise of more than 7% (16.6 mn in 2001). The activities of AGF Private Equity generated robust growth of 12.5% to 5.5 mn euros.

Change and distribution of premium income from insurance* by activity and country

*including credit insurance and assistance

	31.12.02	**31.12.01**
Life and Health	45.0%	47.1%
Property and Casualty	42.6%	43.4%
Credit insurance	9.2%	6.8%
Assistance	3.2%	2.7%
Total	100.0%	100.0%
	31.12.02	**31.12.01**
France	61.6%	63.3%
International	38.4%	36.7%
Europe outside France	30.0%	25.6%
South America	5.2%	7.9%
Other countries	3.2%	3.2%
Total	100.0%	100.0%

Investor contacts:

Jean-Michel Mangeot 33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr

Marc de Pontevès 33 (0)1 44 86 20 99 marc.de_ponteves@agf.fr

Vincent Foucart 33 (0)1 44 86 29 28 vincent.foucart@agf.fr

Press contacts :

Bérangère Auguste-Dormeuil 33 (0)1 44 86 78 97 augusbe@agf.fr

Agnès Miclo 33 (0)1 44 86 31 62 micloa@agf.fr

Anne-Sandrine Cimatti 33 (0)1 44 86 67 45 cimatti@agf.fr

Séverine David 33 (0)1 44 86 67 45 davidse@agf.fr

Change and distribution of group premium income by country

in millions of euros	31.12.02	31.12.01	Change in real prem. inc.	Change proforma and at cst. for. exch.
France	**9 029.6**	**10 058.6**	**-10.2%**	**-1.6%**
Life + Health	*5 118.9*	*5 626.8*	*-9.0%*	*-9.0%*
Non-life	*3 910.7*	*4 431.8*	*-11.8%*	*10.2%*
Belgium	**815.9**	**867.2**	**-5.9%**	**-6.0%**
Life + Health	*496.4*	*518.6*	*-4.3%*	*-4.3%*
Non-life	*319.5*	*348.6*	*-8.3%*	*-8.3%*
Netherlands	**1 528.7**	**1 360.5**	**12.4%**	**12.4%**
Life + Health	*616.2*	*590.4*	*4.4%*	*4.4%*
Non-life	*912.5*	*770.1*	*18.5%*	*18.5%*
Spain	**1 019.8**	**1 105.0**	**-7.7%**	**-7.7%**
Life + Health	*298.5*	*484.8*	*-38.4%*	*-38.4%*
Non-life	*721.3*	*620.2*	*16.3%*	*16.3%*
Rest of Europ	**81.1**	**79.3**	**2.3%**	**2.3%**
Life + Health	*52.2*	*51.8*	*0.8%*	*1.5%*
Non-life	*28.9*	*27.5*	*5.1%*	*3.6%*
TOTAL Europe outside France	**3 445.5**	**3 412.0**	**1.0%**	**1.0%**
Life + Health	*1 463.3*	*1 645.6*	*-11.1%*	*-11.1%*
Non-life	*1 982.2*	*1 766.4*	*12.2%*	*12.2%*
Argentina	**38.2**	**93.9**	**-59.3%**	**2.9%**
Life + Health	*1.5*	*6.0*	*-75.0%*	*-36.7%*
Non-life	*36.7*	*87.9*	*-58.2%*	*5.6%*
Chile	**89.7**	**133.6**	**-32.9%**	**-17.7%**
Life + Health	*34.7*	*60.5*	*-42.6%*	*-29.8%*
Non-life	*55.0*	*73.1*	*-24.8%*	*-7.8%*
Brazil	**340.9**	**564.2**	**-39.6%**	**13.3%**
Life + Health	*112.1*	*185.6*	*-39.6%*	*13.3%*
Non-life	*228.8*	*378.6*	*-39.6%*	*13.4%*
Venezuela	**83.6**	**123.9**	**-32.5%**	**41.8%**
Life + Health	*20.3*	*31.2*	*-34.9%*	*36.9%*
Non-life	*63.3*	*92.7*	*-31.7%*	*43.5%*
Colombia	**239.6**	**382.4**	**-37.3%**	**-9.5%**
Life + Health	*100.0*	*173.5*	*-42.4%*	*-16.8%*
Non-life	*139.6*	*208.9*	*-33.2%*	*-3.5%*
TOTAL South America	**792.0**	**1 298.0**	**-39.0%**	**5.4%**
Life + Health	*268.6*	*456.8*	*-41.2%*	*-2.9%*
Non-life	*523.4*	*841.2*	*-37.8%*	*9.9%*
Other countries	**264.8**	**270.1**	**-2.0%**	**7.8%**
Life + Health	*96.8*	*101.1*	*-4.3%*	*3.5%*
Non-life	*168.0*	*169.0*	*-0.6%*	*10.6%*
Total outside France	**4 502.3**	**4 980.1**	**-9.6%**	**2.5%**
Life + Health	*1 828.7*	*2 203.5*	*-17.0%*	*-8.7%*
Non-life	*2 673.6*	*2 776.6*	*-3.7%*	*11.4%*
Total premium income	**13 531.9**	**15 038.7**	**-10.0%**	**-0.2%**
Life + Health	*6 947.6*	*7 830.3*	*-11.3%*	*-8.9%*
Non-life	*6 584.3*	*7 208.4*	*-8.7%*	*10.7%*
Assistance	**489.1**	**444.2**	**10.1%**	**14.9%**
Credit insurance	**1 410.6**	**1 134.6**	**24.3%**	**-0.4%**
Consolidated prem. inc. insurance	**15 431.5**	**16 617.5**	**-7.1%**	**0.2%**
Other activities	39.1	34.0	**15.0%**	**16.0%**
Banking & financial activities	1 650.5	1 812.3	**-8.9%**	**-5.3%**
Total activities	**17 121.1**	**18 463.8**	**-7.3%**	**-0.3%**

Transition from premium income published at 31.12.2001 to proforma premium income

in millions of euros		Insurance Prem. written	Insurance Other services	Insurance Prem. inc.	Banking Net bkg. Inc..	Other Prem. inc.	TOTAL
Premium income published at 31 December 2001	A	**16 373.8**	**246.0**	**16 619.8**	**1 812.3**	**30.0**	**18 462.1**
rounded						(0.2)	**(0.2)**
Euler reclasification	B	(2.3)		(2.3)			**(2.3)**
Correction for Allianz Nederland						4.2	**4.2**
Revised prem. inc. at 31 December 2001	A+B	**16 371.5**	246.0	**16 617.5**	**1 812.3**	**34.0**	**18 463.8**
Disposal of AGF MAT 01/01/2001	C	(884.2)		(884.2)			(884.2)
Ogar (Africa)		(17.8)		(17.8)			(17.8)
Qualis: absorption of Okassurance (retroactive to 01/01/2002)		0.7		0.7			0.7
Okassurance: absorption byQualis (retroactive to 01/01/2002)		(0.7)		(0.7)			(0.7)
Protexia: contribution of SFR activity		7.5		7.5			7.5
SFR: contribution of activity to Protexia		(7.5)		(7.5)			(7.5)
Hermes entered 01/07/2002		288.2	38.9	327.1			327.1
Exit of Brazilian banks at 01/10/2001					(86.0)		(86.0)
Entrance of AGF Finance Distribution by merger into AGF Asset Management					-0.8		-0.8
Entrance of DRCM Finance and DRCM Gestion by merger into AGF Asset Management					11.4		11.4
Entrance of DRCM Europe by merger into Athéna Gestion					18.3		18.3
Change in segmentation of AGF Clearing					0.3		0.3
Entrance of Traktir at 31/12/2002						0.4	0.4
Total change in scope of consolidation		**(613.8)**	**38.9**	**(574.9)**	**(56.8)**	**0.4**	**(631.3)**
Proforma premium income at 31 December 2001	A+B+C	**15 757.7**	**284.9**	**16 042.6**	**1 755.5**	**34.4**	**17 832.5**

Impact of changes in foreign exchange between 31.12.2002 and 31.12.2001

in millions of euros	Life & Health	Non-life	Assistance	Credit insurance	Banking activities	Other activities	**Total**
South America	175.1	400.6	11.2	0.0	11.4	0.8	**599.1**
Other	5.2	2.0	9.9	44.7	0.0	0.0	**61.8**
Total International	180.3	402.6	21.1	44.7	11.4	0.8	**660.9**

Cautionary Note Regarding Forward-Looking Statements